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19006117

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SEC Mail Processing Section
FEB 27 2019
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49059

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cambridge International Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 7th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Haywood 212.826.8294
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau St. Suite 1023	New York	New York	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

RMS

OATH OR AFFIRMATION

I, Richard H Haywood, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cambridge International Partners LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing Section
FEB 27 2019
Washington DC
413

NONE

Signature

2-25-19 Managing Director

Title

Notary Public

PATRICIA CASEY
Notary Public, State of New York
No. 01CA6020629
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires 3/1/23

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMBRIDGE INTERNATIONAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS	
Cash and cash equivalents	$ 1,058,298
Accounts receivable	501,807
Fixed assets, net of accumulated depreciation and amortization of $24,691 (Note 2(d))	28,204
Other assets	49,233
Total assets	$ 1,637,541
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Dividends Payable	$ 745,670
Other accounts payable and accrued expenses	148,435
Total liabilities	$ 894,104
Commitments and Contingencies (Note 5)	
Members' equity (Note 7):	
Members' equity	743,437
Total liabilities and members' equity	$ 1,637,541

CONFIDENTIAL TREATMENT REQUESTED
The accompanying notes are an integral part of this statement.

Note 1 - Nature of Business

Cambridge International Partners LLC (the "Company"), a Delaware limited liability corporation, was formed to succeed, as of January 1, 2014, to all the assets and liabilities of Cambridge International Partners, Inc. The Company is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns consulting and advisory fees from investment banking services, providing merger and acquisition, financial advisory and general corporate consulting services to companies.

On January 1, 2014, all of the assets and liabilities of Cambridge International Partners, Inc. (the "Predecessor") were transferred to Cambridge International Partners LLC, and the Predecessor was dissolved.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue depicting the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Advisory Revenue: The Company provides advisory services on mergers and acquisitions. The Company generally receives retainer fees for such advisory services which are billed either monthly or quarterly in advance of any performance obligations specified in the contract. Revenues from these retainer fees are recognized after such performance obligations are met (e.g. the passage of time). The Company also receives success fee revenue for advisory contracts which is generally recognized at the point in time that performance under the contract is completed (e.g. the closing of the transaction). Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities (deferred revenue and the accompanying statement of financial condition).

b) Income Taxes

The Company does not pay federal or state corporate income taxes on its taxable income. Instead, the members are liable for individual income taxes on their respective share of

the Company's taxable income. The Company does pay New York City unincorporated business tax.

c) ***Cash and Cash Equivalents***

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Equipment***

Equipment is carried at cost and is depreciated on a straight line basis over its useful life of 5-7 years.

e) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) ***Subsequent Events***

The Company has evaluated events and transactions that occurred between December 31, 2018 and February 15, 2019, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3 - Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time.

The Company's liability to the plan for the year ended December 31, 2018, was $13,750.

Note 4 - Property, Equipment and Leasehold Improvements

Major classifications of property and equipment, as of December 31, 2018, are summarized as follows:

Furniture and equipment	$ 44,235
	44,235
Less: Accumulated depreciation	(24,691)
	19,544
Artwork carried at cost, and, not depreciated	8,660
	$ 28,204

Note 5 - Commitments and Contingencies

The Company leases office space pursuant to a lease agreement expiring February 28, 2020. Rental payments plus escalation for real estate taxes, are payable monthly. The Company's minimum rental commitments over the next two years are as follows:

Year	Amount
2019	$132,900
2020	$ 44,300

In connection with the new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year after December 31, 2018, management has evaluated the financial impact the standard will have on the Company's financial statement when adopted. As of January 1, 2019, the Company will record a right-of-use asset in the amount of approximately $164,173.54, and a lease liability in the amount of approximately $169,889.67. The impact to the Company Net Capital will be $5,716.13, as the right-of-use asset will be allowable to the extent of an offsetting lease liability.

Note 6 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2018, the Company had net capital of $164,194 which was $104,588 in excess of its required net capital of $59,606. The Company's net capital ratio was 544.54%.

Note 7 - Members' Equity

The Company has two classes of members' equity, Capital Interests and Profits Interests. Net profits or losses are allocated among the members in accordance with their respective participating percentages. The amount of any gain or loss realized in connection with the sale of all or substantially all of the business shall be allocated and distributed among the members in accordance with their respective Participating Percentages provided, however, that a Profits Interest member shall not be allocated any portion of the sale proceeds attributable to fair market value of the Company's business as of the date of that member's admission as a member of the Company.

A copy of the Firm's Statement of Financial Condition as of December 31, 2018, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cambridge International Partners LLC
780 Third Avenue – 7th Floor
New York, NY 10017

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cambridge International Partners LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cambridge International Partners LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Cambridge International Partners LLC's management. Our responsibility is to express an opinion on Cambridge International Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cambridge International Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Cambridge International Partners LLC's auditor since 2009.

New York, NY
February 15, 2019